Mail Stop 3-9								February 8, 2005

David Gao
Beijing Med-Pharm Corporation
1180 Main Street
Coventry, CT 06238

Re:	Beijing Med-Pharm Corporation
	Registration Statement on Form S-1
      Filed January 11, 2005
	File Number 333-121957

Dear Mr. Gao:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.   Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your common stock is quoted on the over-the-counter bulletin board. It appears that in order to be eligible to be quoted on the bulletin board you must be a reporting company. Please provide us with an analysis explaining how you are quoted on the bulletin board even though you are not a reporting company.

Prospectus Summary, page 2

2. Your summary currently emphasizes only your strategy and other aspirations, and does not adequately describe your current operations and the risks and challenges you face. Please expand the discussion of your current business on page 1 and summarize the risk factors on page 3. Disclosing your history of losses and accumulated deficit and quantifying amounts will help to further balance the disclosure.

3. We note your disclosure regarding the Wanwei acquisition in the last paragraph of the Overview. You should expand the disclosure to state how much you are going to pay for Wanwei and when you expect to close the acquisition. Also, you should disclose Wanwei`s working capital and accumulated deficits as of September 30, 2004, as well as
Wanwei`s losses for 2003 and the nine-month period ended September
30, 2004.

4. In the Strategy subsection, you state that you will pioneer a new business model by using your marketing arm to create demand for products sold by your distribution arm. This does not appear to be a new business model. Please revise.

5. You state that you will have transparent financial reporting. It appears that by transparent, you mean reporting under the Exchange Act. If that is all the transparency you are describing, amend your disclosure to state that Exchange Act reporting will be the extent of the transparency, or just say that you will file under the Exchange
Act.

Summary Financial Data, page 4

6. Please state that the Summary Data does not include Wanwei.

Risk Factors, page 6

7. Where you lay out bullet points highlighting specific risk factors, please elaborate on any problems you have faced in the past relating to those bullet points. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor. We may have further comments on your disclosure.
8. Consider creating a risk factor regarding shares eligible for future sale. In this risk factor, you should disclose the number of shares:
* subject to registration rights;
* that are restricted securities within the meaning of Rule 144;
and
* that will be freely tradable, whether under Rule 144, pursuant to a registration statement on Form S-8, etc., 90 days and 180 days after the date of the prospectus.

9. You state in the first paragraph, "Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also harm our business and our financial condition and results of operations." Please delete this sentence and amend your disclosure to state that all material risks are described in the risk factors section, and ensure that that statement is true.

We have a history of operating losses..., page 5

10. You state that you are subject to all of the risks that businesses encounter in their early stages of development. Please expand this risk factor and create new risk factors, if necessary, to describe all of the material risks to which you allude.

11. You state that you expect to incur significant and increasing operating expenses and capital expenditures. Here, and in more detail in MD&A, discuss and quantify the expenses and expenditures you expect to incur. In MD&A, you should also discuss the projected timing of these expenditures.

We may be unable to acquire..., page 5

12. You state that you may be unable to satisfy the closing conditions in the acquisition agreements. Please highlight any closing conditions for which there exists doubt as to whether you will be able to satisfy the condition.

We may continue to experience delays in product introduction..., page
6

13. As to the Shuganyiyang delay, state how long the delay lasted and the reason the license was not received timely.

14. You state that your contracts with pharmaceutical owners and manufacturers relating to some of the products in your product portfolio have a limited duration and have minimum sales requirements that, if not met, could lead to termination or non-renewal of the contract, or the ability of the manufacturer to render the contract non-exclusive. If you have failed to comply or do not believe you will comply with any of these minimum sales requirements, and your non-compliance would harm your operating results or business materially, discuss the contract, the non-compliance and state what effect you anticipate the non-compliance will have.

If we complete the proposed acquisition of Wanwei..., page 6

15. Please state whether or not Wanwei has any agreements with Wanhui regarding the distribution of Glurenorm. If it does, state whether or not these contracts will continue after the acquisition, and the terms of the contracts. If they have provisions allowing for termination for failure to meet sales goals, disclose in this risk factor that Wanhui has terminated agreements with you for failing to meet such sales targets.

Our revenues may be substantially lower in 2004...page 6

16. You should expand this risk factor to state that your revenues for the period ended September 30, 2004 were substantially lower as a result of the lost revenue mentioned, and if true, state that you were not able to make up the lost revenue. Additionally, quantify the decrease in revenue for the nine month period ended September 30,
2004 as compared to the nine months ended September 30, 2003.

17. We note that Wanhui accounted for 98% of your business in 2003, and that same party is now selling you 80% of Wanwei. Is your performance under the mentioned contract and your acquisition of Wanwei in any way related? Please provide appropriate disclosure elsewhere in the prospectus regarding your historical and present relationship with Wanhui.

We may be unable to compete..., page 6

18. You state that many of your competitors have greater name recognition and a larger customer base. Please name your most relevant competitors to whom this description applies.

We may be unable to obtain additional capital when necessary ..., page 7

19. Please state how long you expect your current resources to last.

We may be unsuccessful in attracting..., page 7

20. Please name the key sales personnel you mention here.

21. If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced.

We may be unable to manage our growth..., page 8

22. This risk factor seems very generic to us in that it could apply to almost any company. Please amend this risk factor to discuss the risks growth poses to your company specifically, or delete it.

Because we have not been subject to the reporting requirements
....,
page 8

23. This risk factor is generic in that it appears to apply to every new reporting company. Please revise to tailor the risk factor discussion to your company or delete it. For example, are you aware of any obstacles that may prevent you from implementing effective internal controls?

We have been advised of a material weakness..., page 9

24. Please disclose each of the reportable conditions involving your internal and disclosure controls and discuss the potential effect on your financial statements. Also, state whether or not these reportable conditions and the material weakness you mention have been rectified.

War or military or other actions..., page 9

25. This risk factor seems very generic to us in that it could apply to almost any company. Please amend this risk factor to discuss the risks growth poses to your company specifically, or delete it.

Investors may be unable to enforce..., page 10

26. Please expand this risk factor to explain under what circumstances enforcing a judgment against you in a United States court would be an issue.

We are a holding company..., page 10

27. You should note the historic losses of BMP China and Wanwei here.
You should also state that if these losses continue, you will not be able to pay dividends or service any debt you may incur.

Fluctuations in the Chinese Renminbi ..., page 11

28. If the Chinese government controls the value of the Renminbi, adjusting it periodically, so state.

The ability of our Chinese operating subsidiaries..., page 11

29. Quantify what 50% of BMP China`s registered capital was as of the most recent practicable date.

Wanwei may be unable to obtain renewal ..., page 13

30. If you there are doubts as to whether Wanwei will satisfy all the requirements necessary in order to obtain the renewal, please revise to describe these requirements.

Price control regulations..., page 14

31. Here, and in more detail in MD&A, please discuss current and expected trends in pricing.

Collective tendering of pharmaceutical products ..., page 14

32. Please explain the term "collective tender."

Sales of substantial amounts of our common stock ..., page 15

33. Please identify the stockholder to which you refer.

If the ownership of our common stock..., page 15

34. In addition to the risks noted, please address more prominently the ways in which your concentrated ownership may also prevent or frustrate attempts to replace or remove the current management.
We
note that the risk of management entrenchment may be as great, if not greater, than the risk of discouraging potential suitors.
Consider
revising the caption to this risk factor accordingly.


Our common stock may experience extreme price and volume..., page
15

35. Disclose the high and low stock prices for your common stock as reported on the OTC Bulletin Board over the last twelve months, and the average daily volume over the past four weeks.

As a stock quoted on the OTCBB..., page 16

36. Expand this risk factor to state that because of the penny stock restrictions, your stock price, and not just trading volume, may be adversely affected.

   Selected Financial Data, page 20

37. Please provide five years of data as required by Item 302 of Regulation S-K.

   Management`s Discussion and Analysis of Financial Condition and Results of Operations

   Critical Accounting Policies and Significant Judgments and
Estimates, page 22

   General

38. Please note that Critical Accounting Polices should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. Please revise your critical accounting policies which we believe should be described as critical accounting "estimates" to disclose the uncertainties involved in applying each principle and discuss the variability that is reasonably likely to result from the application.
For each policy identified, ensure that management has analyzed and disclosed to the extent possible the following factors:
a) How management arrived at the estimate;
b) How accurate management`s estimate/assumption has been in the past;
c) Whether the estimate/assumption is reasonably likely to change in the future; and
d) Evaluate the sensitivity to change of critical accounting policies.

Refer to Release 33-8350.

MD&A, page 21
39. Please revise your MD&A so that there is more focus on
analysis
as required by our recent MD&A Release No. 33-8350; 34-48960; FR-
72
(December 19, 2003). In that release, we explained that "MD&A requires . . . an `analysis` of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. .
.. . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, please discuss the trends regarding pricing and pricing controls on your business. If so, how will this affect the demand for your services and products?
Please
review your entire MD&A and revise accordingly. We may have further comments.

Results of Operations, page 23

40. In your discussion of net revenue, please discuss direct costs and the reason for any changes in direct costs from period to period.

41. We note that historically, Wanhui has accounted for a significant amount of your business. Please file your supply, master services and other agreements with Wanhui as exhibits to the registration statement.

Our Business, page 28

42. Currently, your business section consists mainly of a summary of your strategy and does not explain your business itself. You should expand the disclosure significantly to describe the operations in which you are engaged currently and the markets into which you sell.
We note that you have derived only $183,000 of revenue during the first nine months of 2004. We may have further comments upon reviewing the disclosure you will provide in response to this comment.
43. Please revise the discussion throughout to clarify the operations in which you are currently engaged and the operations in which you propose to engage. To the extent that you discuss future products and services, or products and services you have not sold in the last
12 months, provide their status and a timeframe for which you anticipate selling these products and any anticipated development and marketing costs involved with the product or service. If you no longer offer a particular product or service or have not provided that product or service to client during the last 12 months, so state. You should do this in each instance in which you discuss a different product or service. We may have further comments after reviewing your revised business section.

44. On page 28, you state that you have established relationships with a number of independent representatives in China. If you have any agreements with any of these representatives which would be a material contract within the meaning of Item 601(b)(10) of Regulation
S-K, please file it as an exhibit to the registration statement.

45. Please explain the nature of these relationships in the registration statement.

46. You state that the permit and certificate you will possess after acquiring Wanwei will provide you with a strategic advantage. We do not understand how this can be, given that over 5,400 companies have the certification. Please revise your disclosure.

   Our Strategy and Solution, page 29

47. You state that you have an established track record of registering and marketing western pharmaceuticals. Please provide us with materials and information supporting this assertion or delete it.

48. You mention your 15 dealer relationships. Please describe the scope of these relationships. Are they exclusive? Did you generate revenue from each of them in 2004? If so, how much? Do you have agreements with any of these dealers that are required to be filed as exhibits to the registration statement?

49. You state that you will add further financial and human resources. Please provide more detail in MD&A regarding your plans.

   Product Marketing, page 30

50. Please describe in more detail the actual activities in which you engage and how you are compensated for them. For instance, are your commissions calculated as a percentage of sales?

Clinical and Regulatory Services, 31

51. You state that your medical department`s staff has extensive experience in conducting clinical trials and product registration. Please state how many people make up this staff.

52. How do you secure expedited registration timetables for clients?
Can anyone do this?

53. We note that you charge clients a fee for product registration services. Please disclose your average fee from this type of business during 2004.

54. Name all customers and partners from whom you derived 10% or more of your revenue during each of the last two years.

Our Product Portfolio, page 32

55. Name the manufacturers of Septopal 30, Septocoll E and Fem 7, and the owner of Shuganyiyang. Please file as exhibits to the registration statement agreements with these parties, as required by
Item 601(b)(10) of Regulation S-K.

56. If you anticipate any problems meeting the sales requirements under any of these agreements, please consider including a separate risk factor discussion addressing the risk and potential consequences.

57. Please disclose how you are compensated for the marketing and promotional activities you furnish in connection with your arrangements with each of these parties.

   Competition, page 33

58. Please discuss competition as it pertains to each of your proposed lines of business. Also, in each category, name your most significant competitors.

59.
Please name the limited number of competitors who provide a suite of services comparable to your prospective "end-to-end" offering.
Also,
amend the Summary to indicate that you are not the only party in the marketplace with such an offering.

Wanwei Business, page 35

60. State whether or not as part of its wholesale selling, Wanwei actually takes title to the goods and books them as inventory.

61. State for whom Wanwei distributes the products listed, and the terms of the agreements with those parties.

62. Do any of the agreements include provisions that allow for termination in the event Wanwei is acquired?

   Regulation of the Pharmaceutical Industry in China, page 36
63. Much of this discussion is generic, in that it could apply to any company in the your industry operating in China. Please make the disclosure more specific to your company.
64. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section.
Also, describe any incidence of noncompliance over the past three years.
Employees, page 39

65. You state, "BMP China is required to contribute a portion of its employees` total salaries to the Chinese government`s social insurance funds, including medical insurance, unemployment insurance and job injuries insurance, and a housing assistance fund, in accordance with relevant regulations." Please quantify how much this has been historical and is expected to be going forward. Properties, page 40

66. Please file the lease for your principal business and executive offices as an exhibit to the registration statement.

The Selling Stockholders, page 41

67. Please identify the natural person or persons who have voting or investment control over the securities that the various selling-stockholder entities own.

Plan of Distribution, page 52
68. We note that some of the selling stockholders may be broker-dealers. If these entities obtained these securities other than as compensation for underwriting services, then they will be deemed to be underwriters under the Securities Act. In that case, please revise your disclosure to include any such parties as underwriters in the "plan of distribution" section and other sections of the prospectus as appropriate.
69. If any of the selling stockholders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:
* The selling stockholder purchased in the ordinary course of business; and
* At the time of the purchase, the selling stockholder had no agreements or understanding to distribute the securities.
If you are unable to make these statements in the prospectus as to any of these selling stockholders, please revise the prospectus to state the seller is an underwriter.

Management, page 54

70. Please disclose Mr. Wang`s business experience between 2000 and
2002.

Code of Ethics, page 57

71. Please file your code of ethics as an exhibit or tell investors how they may obtain or view a copy.

Principal Stockholders, page 66

72. Please name the natural persons who have sole or shared voting and investment power for the shares beneficially owned by Abacus
Investments.

Description of Securities, page 37

73. Please disclose the date(s) on which the warrants expire.

Beijing-Med Pharm Corporation and Subsidiary

September 30, 2004 Financial Statements

Notes to the Financial Statements

5. Common Stock, page F-8

74. We note that in April 2004 you issued warrants to purchase an aggregate of 400,000 shares. This appears to be inconsistent with information you have disclosed on page II-2 that asserts the warrants were issued in March 2004. In addition, page II-2 does not disclose the warrant to purchase 173,913 shares of your common stock. Please revise or advise.

75.
Please tell us supplementally where and in what amounts you have recorded in your financial statements the fair value of the warrants in the preceding comment as well as the 157,500 shares and 260,250 shares issued in February and April 2004, respectively.

9. Stock Based Compensation, page F-9

76. We note elsewhere in your filing that in February 2004, your board of directors adopted a Stock Incentive Plan (page 60).
Please
enhance this disclosure to include the general description of this plan, as required by paragraph 46 of SFAS 123.

   Beijing Med-Pharm Market Calculating Co., Ltd.

   December 31, 2003 Financial Statements

   Financial Statements

   Statement of Operations, page F-14

77. Please include a line item for cost of sales as required by Rule
5-03(b) of Regulation S-X.

   Note 1. Significant Accounting Policies

   Reporting Entity, page F-16

78. Please disclose your functional currency for your foreign operations. Supplementally provide us your analysis for your functional currency addressing the items in Appendix A of FAS 52.

   Revenue Recognition, F-16

79. We believe that your revenue recognition policy disclosure could be enhanced by providing greater detail regarding the specifics of your revenue producing activities. We note that you provide a wide variety of marketing related services. While you appear to have aggregated these services into one revenue category, it is unclear whether each service has similar recognition policies. In light of this, please disclose all of the Company`s material revenue producing activities separately, and state the revenue recognition policy for each. Please expand your revenue recognition disclosure to describe the nature of your contracts, how and when revenue is recognized for your services, and how and when you receive payment for your services. Include the significant terms of the agreements, such as contract duration, billing terms, termination provisions, etc. Explain how the terms correlate to the revenue recognition policy.


   Earning Per Share, page F-16

80. Please demonstrate the timing for when you start computing earnings (loss) per share.

   Note 4. Segment Information, page F-18

81. Please tell us why disclosure of the revenue for each of your services and/or products is not required by paragraph 37 of FAS
131.

   Note. 8 Subsequent Events, page F-19

   Acquisition: page F-6

82. Please provide us supplementally a description of your accounting treatment of the January 2004 reverse merger with Just Great
Coffee,
Inc., and the February 2004 acquisition of BMP China and how your treatment complies with FAS 141. In your response, for each of these transactions:

a) Identify the legal acquirer and acquiree and the entity who is the accounting acquirer and acquiree. Provide us an analysis demonstrating why your conclusion as to the accounting acquirer by addressing paragraph 17 of FAS 141.
b) Provide historical background (i.e. dates of incorporation) on each of the two entities prior to the merger.
c) Identify the stockholders, and any other parties to the entities immediately before the acquisition.

Consider revising your disclosure accordingly and in addition, ensure that you`ve provided all the disclosures required by paragraphs 51 through 58 of FAS 141.

   Beijing Wanwei Pharmaceutical Co., Ltd.

   December 31, 2003 Financial Statements

   Notes to the Financial Statements

   1. Significant Accounting Policies

   Reporting Entity, page F-33

83. Please provide the disclosures required by SAB Topic 1.B.
Allocation of Expenses and related disclosures in financial statements of subsidiaries.

84. Please disclose your functional currency for your foreign operations. Supplementally provide us your analysis for your functional currency addressing the items in Appendix A of FAS 52.

Trade Accounts Receivable and Concentration of Credit Risk, page
F-33

85. Please disclose the amount of bad debt expense on the face of your statements of operations as required by 5-03(b) of Regulation S-
X. Tell us supplementally the reason for fluctuations in bad debt expense from period to period.

86. Please provide to us supplementally, management`s justification for the increase in the allowance for doubtful accounts between December 2001 and December 2002 and why the allowance did not change from December 31, 2002 to 2003. We note in each of the three years the accounts receivable and sales have decreased.

Inventory, page F-33

87. Please provide to us supplementally, management`s justification for the increase in the allowance for obsolete inventory (109%) between December 2002 and December 2003. Please include in your response the facts and circumstances that led to the increase, and consider any known trends or uncertainties that the change implies.
Further, advise why you have not written any inventory off that has been provided for by this allowance.

Revenue Recognition, page F-33

88. Disclose the amount of shipping and handling costs included in selling and marketing costs for each period presented as required by
EITF 00-10.

Note 9 Major Customer, page F-36

89. Please disclose the amount of the sales and cost of sales and any other expenses with your parent on the face of the financial statements as required by rule 4-08(k).

Beijing Med-Pharm Corporation and Subsidiary

Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements, page F-42
90. Please enhance your pro forma adjustment disclosures by ensuring that they are detailed enough to understand your basis for the adjustment and how the adjustment was computed. Refer to Rule 11-02(b)(6) of Regulation S-X.
For example:
a) Note 2 - Pro forma Adjustments - Balance Sheet should reconcile the $3,089,000 payable to be forgiven to the $4,896,502 shown in the pro forma balance sheet. Further, please present a reconciliation to the purchase price showing the allocation of the assets and liabilities with more detail and description particularly of the nature and amount of intangible assets acquired. Explain why a deferred tax asset is acquired as shown on the pro forma balance sheet.
b) Note 3 Pro forma - Statement of Operations should explain the effects, if any, of acquiring the intercompany manufacturing agreement where Beijing Wanwei Pharmaceutical Co. Ltd sells product manufactured by its parent, the Wanwei Group.

   Recent Sales of Unregistered Securities, page II-2

91. As to your March 2004 sale of 8,695,652 shares of common stock to
139 investors, supplementally, please tell us how this offering was conducted. How many potential investors were offered securities? Did you have prior relationships with each of these offerees? Provide your analysis as to whether or not there was a general solicitation.

Exhibits

92. Please file all exhibits to the registration statement as soon as possible, preferably with your next amendment. We need ample to review them before we can declare your filing effective.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Tabitha Akins at (202) 824-5547 or James
Rosenberg at (202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.





      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	Joanne Soslow, Esq.
	Morgan, Lewis & Bockius
	1701 Market Street
	Philadelphia, PA 19103

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